Item 77C: Submission of Matters to a vote of security holders

Wilmington Funds - Multi-Manager Funds

Notice to Shareholders of the Results of a Special
Shareholder Meeting

A special meeting of shareholders of the Wilmington Multi-
Manager Mid-Cap Fund ("Mid-Cap Fund") was held on December
14, 2007 for the following purpose:

To approve the Agreement and Plan of Reorganization for (a) the transfer of all of the Wilmington Multi-Manager Mid-Cap
Fund's ("Mid-Cap Fund") assets and liabilities to Large-Cap
Fund in exchange for shares of the Large-Cap Fund, and (b) the subsequent complete liquidation of the Mid-Cap Fund.

Votes For          Votes Against          Votes Abstained
2,182,231.82           1,086                 278,249